Exhibit 99.1
PRESS RELEASE
13.07.2007
Moscow
GAZPROM AND TOTAL SIGN A FRAMEWORK AGREEMENT FOR COOPERATION
IN THE FIRST PHASE OF SHTOKMAN DEVELOPMENT
     Today, at Gazprom’s headquarters, Gazprom’s acting Chief Executive Officer Alexander Ananenkov, General Director of OOO Sevmorneftegaz Yury Komarov, and Chief Executive Officer of Total Christophe de Margerie have signed a Framework Agreement for Cooperation in the Development of the First Phase of the Shtokman Gas Condensate field.
     In accordance with the Agreement, the parties will set up a Special Purpose Vehicle (SPV) to organize the design, financing, construction and operation of the Shtokman phase one infrastructure. The SPV will own this infrastructure for 25 years from field commissioning.
     Gazprom will have a 75% participating interest in the SPV and Total will have 25%. Upon completion of phase one operations, Total will transfer its share to Gazprom.
     The Agreement provides for the possibility for other foreign partners to join the project up to a 24% participating interest at the expense of the Gazprom’s share.
          Gazprom owns 100% of the Shtokman license holder (OOO Sevmorneftegaz). It will also retain all hydrocarbons marketing rights.
The first phase of development is intended to produce 23.7 BCM/year of natural gas. Deliveries of pipeline gas are expected to commence in 2013 and the first LNG will be delivered in 2014.
     The relationship between the SPV and OOO Sevmorneftegaz will be based on a contract under which the SPV will bear all financial, geological and technical risks related to the production of gas, condensate and LNG.
     An agreement has been reached to start joint project implementation activities already in July 2007

          Note:
          ZAO Sevmorneftegaz (a 100% subsidiary of OAO Gazprom) holds a license to explore for and produce gas and condensate in the Shtokman field and is a sole customer for the design and construction of the field infrastructure, including a production complex, a pipeline network and an LNG plant.
          Total is one of the world’s largest energy companies. Its activities in more than 130 countries worldwide cover the entire operation cycle from production to sales of refined products to end users.
          Total is also involved in the transportation and storage of natural gas, as well as in electricity generation at combined-cycle gas-fired power plants and use of renewable energy sources. It is also active in the marketing and sales of natural gas, electricity, LNG, LPG and coal.
          The Shtokman field is located in the central part of the Russian sector of the Barents Sea.
          As certified by the State Commission for Reserves under the RF Ministry of Natural Resources, its C1+C2 reserves are estimated at 3.7 trillion cubic meters of gas and over 31 million tons of condensate.
          In October 2006, Gazprom’s Management decided that Shtokman pipeline gas deliveries to the European market should be assigned a first-priority status. The Shtokman field was selected as the source of Russian gas exports to Europe by the North Stream gas pipeline.
Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits oil and gas companies, in their filing with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as “C1+C2 reserves” that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F available from us at 2, place de la Coupole, La Défense 6, 92078 Paris la Défense Cedex, France. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

OAO GAZPROM INFORMATION DIVISION	Total S.A. Press Service

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